Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

RESIGNATION OF EXECUTIVE DIRECTOR

The Board announces that Mr. Su Hengxuan tendered his resignation as an Executive Director and the Vice President of the Company on 8 May 2015, which took effect on the same day.

The board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, due to adjustment of work arrangements, Mr. Su Hengxuan tendered his resignation as an Executive Director and the Vice President of the Company on 8 May 2015, which took effect on the same day.

Mr. Su Hengxuan has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Su Hengxuan for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 8 May 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping